Exhibit (e)(2)
SCHEDULE A
 (Updated June 17, 2020)
List of Funds
1.	The Cannabis ETF
2.	Trajan Wealth Income Opportunities ETF
3.	UVA Dividend Value ETF
4.	UVA Unconstrained Medium-Term Fixed Income ETF